As filed with the Securities and Exchange Commission on June 11, 1996

                                                    Registration No. 333-2369

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                           ------------------------------
                                 AMENDMENT NO. 2 TO
                                      FORM S-3
                               REGISTRATION STATEMENT
                          Under The Securities Act of 1933
                           ------------------------------

                            APPLIED MAGNETICS CORPORATION
               (Exact name of Registrant as specified in its charter)

                      Delaware                          95-1950506
            (State or other jurisdiction of         (I.R.S. Employer
            incorporation or organization)          Identification No.)
                           ------------------------------
                                 75 Robin Hill Road
                            Goleta, California 93117-3108
                                   (805) 683-5353

            (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                           ------------------------------
                                  CRAIG D. CRISMAN
                              Chairman of the Board and
                               Chief Executive Officer
                            Applied Magnetics Corporation
                                 75 Robin Hill Road
                            Goleta, California 93117-3108
                                   (805) 683-5353

              (Name, address, including zip code, and telephone number,
                     including area code, of agent for service)
                           ------------------------------
                                   With a Copy to:
                              JAMES J. SLABY, JR., ESQ.
                                 JAMES M. RENE, ESQ.
                       Sheppard, Mullin, Richter & Hampton LLP
                          333 South Hope Street, 48th Floor
                            Los Angeles California 90071
                                   (213) 620-1780
                           ------------------------------

            APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
       From time to time after the effective date of this Registration
       Statement.


            The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until


                                     Page 1 of 35


       the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission (the "Commission"), acting pursuant to said Section 8(a), may determine.

            The prospectus contained in this Registration Statement also relates to a registration statement previously filed with the Commission (Registration No. 33-59409).


                              EXHIBIT INDEX ON PAGE 34












































                                     Page 2 of 35


                            APPLIED MAGNETICS CORPORATION

           Cross-Reference Sheet Pursuant to Item 501(b) of Regulation S-K
                 Showing Locations in Prospectus of the Information
                            Required by Items of Form S-3

       Form S-3 Caption                        Caption in Prospectus
       ----------------                        ---------------------

       Item 1.   Forepart of the               Outside Front Cover Page of
                 Registration Statement        Prospectus
                 and Outside Front Cover
                 Page of Prospectus

       Item 2.   Inside Front and Outside      Inside Front and Outside Back
                 Back Cover Pages of           Cover Pages of Prospectus
                 Prospectus

       Item 3.   Summary Information, Risk     Prospectus Summary, Risk
                 Factors and Ratio of          Factors; Certain Relationships
                 Earnings to Fixed Charges     and Related Transactions

       Item 4.   Use of Proceeds               Use of Proceeds

       Item 5.   Determination of Offering     Plan of Distribution
                 Price

       Item 6.   Dilution                      Inapplicable

       Item 7.   Selling Security Holders      Selling Stockholders

       Item 8.   Plan of Distribution          Plan of Distribution

       Item 9.   Description of Securities     Description of Capital Stock
                 to be Registered

       Item 10.  Interests of Named            Legal Matters; Experts
                 Experts and Counsel

       Item 11.  Material Changes              Material Developments

       Item 12.  Incorporation of Certain      Incorporation of Certain
                 Information by Reference      Documents by Reference


       Item 13.  Disclosure of Commission      Inapplicable
                 Position on Indemnifi-
                 cation for Securities Act
                 Liabilities








                                     Page 3 of 35



                        Subject to Completion, June 11, 1996


       Prospectus


                            APPLIED MAGNETICS CORPORATION

                                   350,000 Shares

                            Common Stock, $.10 Par Value



                 The shares of Common Stock, $.10 par value (the "Shares") of Applied Magnetics Corporation (the "Company") which may be offered hereby (the "Offering") by certain stockholders of the Company (the "Selling Stockholders") named herein under the heading "Selling Stockholders" will be sold to the Selling Stockholders on (i) the exercise of options, and (ii) the exercise of a warrant, in each case to purchase shares of the Company's Common Stock. None of the proceeds of any sales by the Selling Stockholders will be received by the Company. It is anticipated that the shares will be sold through the usual brokerage channels on the New York Stock Exchange, or otherwise, at prevailing market prices and subject to the usual and customary commissions.

                 The Common Stock is listed on the New York Stock Exchange under the symbol "APM". The closing price of the Company's Common Stock on June 10, 1996 was $13-7/8.

                 PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 7.


              THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                 THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                    SECURITIES COMMISSION NOR HAS THE COMMISSION
                      OR ANY STATE SECURITIES COMMISSION PASSED
                        UPON THE ACCURACY OR ADEQUACY OF THIS
                           PROSPECTUS.  ANY REPRESENTATION
                                TO THE CONTRARY IS A
                                  CRIMINAL OFFENSE.


                           ------------------------------


                 The date of this Prospectus is June __, 1996







                                     Page 4 of 35


                                AVAILABLE INFORMATION

                 The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.
       In addition, copies of such reports, proxy statements and other information concerning the Company may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                 The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares being offered pursuant to this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and the documents incorporated herein by reference which may be examined without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission upon payment of the prescribed fees. Statements herein as to the contents of any document referred to are not necessarily complete and in each instance are qualified in all respects by reference to the applicable documents filed with the Commission.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

                 The following documents filed with the Commission (File No. 1-6635) pursuant to the Exchange Act are incorporated herein by reference:

                 1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995, as amended on Form 10-K/A No. 1 dated June 11, 1996;

                 2. The Company's Quarterly Report on Form 10-Q for the quarter ended December 30, 1995;

                 3. The Company's Quarterly Report on Form 10-Q/A No. 1 for the quarter ended December 30, 1995;

                 4. The Company's Current Report on Form 8-K filed with the Commission on March 11, 1996;


                                     Page 5 of 35



                 5. The Company's Current Report on Form 8-K filed with the Commission on March 19, 1996;

                 6. The Company's Current Report on Form 8-K filed with the Commission on April 2, 1996;

                 7. The Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 1996; and

                 8.   All other documents filed by the Company pursuant to
       Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering of the Common Stock.

                 Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement.

            THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST DIRECTED TO: APPLIED MAGNETICS CORPORATION, 75 ROBIN HILL ROAD, GOLETA, CALIFORNIA 93117-3108,
       ATTENTION: SECRETARY, TELEPHONE: (805) 683-5353.

                           ------------------------------


                                 PROSPECTUS SUMMARY

                 This summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus. Prospective investors should carefully consider the matters set forth under the heading "RISK FACTORS" beginning on page 7.


                                     The Company

                 The Company is one of the world's leading independent manufacturers of advanced magnetic recording heads for hard disk drives. The Company manufactures advanced inductive thin film and MR disk head products and assembles ferrite disk head products, in each case, primarily for supply to manufacturers of 3.5 inch hard disk drives. The Company's products compete on the basis of price, performance and availability. The Company's products are used in disk drives manufactured by, among others, International Business Machines ("IBM"), Maxtor Corporation ("Maxtor"), Micropolis Corporation ("Micropolis"), NEC Electronics, Inc. ("NEC"), Quantum Corporation


                                     Page 6 of 35


       ("Quantum"), Seagate Technology, Inc. ("Seagate Technology") and Western Digital ("Western Digital").

                 The Company was incorporated in California in 1957 and reincorporated in Delaware in 1987. The Company's principal offices are located at 75 Robin Hill Road, Goleta, California 93117-3108, telephone number (805) 683-5353.


                                    The Offering

       Shares Offered Hereby              350,000 shares of Common Stock,
                                          $.10 par value, of the Company.

       Plan of Distribution               A maximum of 350,000 shares of
                                          Common Stock are being offered by
                                          the Selling Stockholders.  The
                                          Selling Stockholders may offer from
                                          time to time some or all of the
                                          shares of Common Stock held by them
                                          directly or, alternatively, through
                                          underwriters, dealers or agents.
                                          See "PLAN OF DISTRIBUTION."

       Shares Outstanding                 23,087,413 shares of Common Stock
                                          as of June 7, 1996.

       Options Outstanding                Options to purchase an aggregate of
                                          2,323,585 shares of Common Stock on
                                          June 7, 1996.

       Proceeds The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. See "USE OF PROCEEDS."

       NYSE Trading Symbol                APM

       Risk Factors                       Prospective investors should
                                          carefully consider the matters
                                          discussed under the heading "RISK
                                          FACTORS."


                                    RISK FACTORS
                                    ------------

                 In addition to the other information contained in this Prospectus and the documents incorporated herein by reference, investors should consider the following factors before purchasing the Common Stock being offered by this Prospectus.






                                     Page 7 of 35


       RAPID TECHNOLOGICAL CHANGES

                 The magnetic recording head industry has been characterized by rapidly changing technology, short product life cycles and price erosion. The Company estimates that the industry product life cycle is currently running as short as 12 to 18 months. The demand for smaller, lighter products with greater data storage capacity requires disk drive and disk head manufacturers to continue to build greater performance into smaller products. There is no assurance that the Company's products will achieve such performance or that the Company will continue to qualify for disk drive manufacturers' programs. During fiscal 1993 and 1994 and the first two quarters of fiscal 1995, the Company experienced substantial losses and significant production and product quality problems as it sought to adapt to the market's transition from ferrite disk heads to thin film disk heads. There is no assurance that the Company will continue to qualify for disk head manufacturing programs or that it will not experience similar manufacturing and product quality problems in the future. The Company's future success depends in large part on its ability to develop and qualify new products on a timely basis and in sufficient quantities that compete effectively on the basis of price and performance. See "THE COMPANY."

       FLUCTUATIONS IN QUARTERLY AND ANNUAL OPERATING RESULTS

                 The Company's operating results have fluctuated and may continue to fluctuate from quarter to quarter and year to year. The Company experienced net losses (i) for the fiscal year ended
       September 30, 1991 of $18,284,000 on an aggregate basis, or $1.12 per share (a net loss from continuing operations of $15,805,000, or $0.97 per share), (ii) for the fiscal year ended September 30, 1992 of $25,107,000 on an aggregate basis, or $1.51 per share (net income from continuing operations of $315,000, or $0.02 per share), (iii) for the fiscal year ended September 30, 1993 of $43,728,000 on an aggregate basis, or $2.17 per share, and (iv) for the fiscal year ended September 30, 1994 of $52,670,000 on an aggregate basis, or $2.39 per share. As recently as the first two quarters of fiscal 1995, the Company experienced substantial losses. The Company's sales are generally made pursuant to individual purchase orders and production is scheduled and customer-specific materials are ordered on the basis of such purchase orders. As customer programs mature, the Company may have to write-down inventory and equipment. In addition, the Company must qualify on future programs to sell its products. The Company has also, on occasion, experienced cancellation and rescheduling of orders and reductions in quantities ordered as customer requirements change. As a result, the Company's backlog may not be a reliable indicator of future sales. Cancellation, rescheduling and reductions of orders in the future could result in inventory losses, under-utilization of production capacity and write-downs of tooling and equipment which would have a material adverse effect on the Company's future operating results. Moreover, the Company and several of its major competitors have announced large capital expenditure programs, and there is no assurance that market demand will be adequate to absorb this expanded capacity. The Company's operating results have in the past and likely



                                     Page 8 of 35


       will in the future be adversely affected during periods when production capacity is under-utilized.

       DEPENDENCE ON CYCLICAL HARD DISK DRIVE INDUSTRY

                 Demand for the Company's products is driven first by demand for disk drive units. Demand for more and faster disk drives is in turn driven by demand for such products as PCs, network servers, disk arrays, workstation drives, mainframes and internet servers and for memory intensive services such as video on demand, voicemail and multimedia services. The disk drive industry is cyclical and historically has experienced periods of oversupply and reduced production levels, resulting in significantly reduced demand for disk heads, as well as pricing pressures. The effect of these cycles on suppliers, including the Company, has been magnified by hard disk drive manufacturers' practice of ordering components, including disk heads, in excess of their needs during periods of rapid growth, which increases the severity of the drop in the demand for components during periods of reduced growth or contraction. In recent years, the disk drive industry has experienced significant growth, and the Company has expanded its capacity and expects to do so further. There is no assurance that such growth will continue, that the level of demand for disk drives will not decline, or that future demand will be sufficient to support existing and future capacity. A decline in demand for hard disk drives may have a material adverse effect on the Company's future operating results.

       SIGNIFICANT CAPITAL NEEDS

                 The magnetic disk head industry is capital intensive and requires significant expenditures for research and development in order to develop and take advantage of technological improvements and new technologies such as thin film and MR disk head products. The Company believes that, in order to achieve its objectives, it will need significant additional resources over the next several years for capital expenditures, working capital and research and development.
       In fiscal 1996, the Company plans to spend approximately $125 million (including amounts financed through equipment leases) on capital expenditures, of which $16 million was incurred during the quarter ended December 30, 1995. The Company believes that it will be able to fund these expenditures from a combination of the proceeds of the Debt Offering (as defined below), existing cash balances, cash flow from operations, existing credit facilities and lease financing arrangements. However, there is no assurance that these funds will be sufficient for its needs, and in any event, the Company may need additional sources of capital to meet requirements in future years. There is no assurance that such additional funds will be available to the Company or, if available, upon terms and conditions acceptable to the Company. If the Company were unable to obtain sufficient capital, it would need to curtail its operating and capital expenditures, which could adversely affect the Company's future operating results.






                                     Page 9 of 35


       RELIANCE ON SHORT-TERM BORROWING

                 At December 30, 1995, the Company had outstanding approximately $47.1 million of short-term borrowings in floating rate demand loan facilities from a bank in Malaysia, where it has substantial manufacturing operations. The proceeds of the loan facilities were used in the construction of assembly facilities in Malaysia and are used for working capital purposes. In May 1995, the Company and the Malaysian bank amended these loan facilities to include a security interest in the Company's real property holdings in Malaysia and to include certain covenants which preclude the Company from granting liens on and security interests in other assets in Malaysia. While the Company has no reason to believe the loan will be called, there is no assurance that the bank will continue to make this credit available. If the loan were called and the Company were unable to refinance the loan, it would result in breach of covenants in other borrowing facilities maintained by the Company and, thereby, create a cash shortfall for the Company. As of April 27, 1996, $0.9 million was available under this credit facility. In addition, the Company has a credit line with CIT Group/Business Credit, Inc., pursuant to which $18.9 million was available to be drawn down by the Company as of April 27, 1996.

       COMPETITION

                 The disk head industry is intensely competitive and largely dependent on sales to a limited number of major disk drive manufacturers and systems companies. The Company's top six customers accounted for 97% of the Company's net sales in fiscal 1995, and sales to Conner Peripherals Inc. ("Conner") and Maxtor represented approximately 41% and 19% of total sales, respectively. Many of the Company's competitors are significantly larger and more diversified and have substantially greater financial, technical and marketing resources than does the Company. Additionally, a number of disk drive manufacturers with significantly greater financial, technical and marketing resources than the Company, such as IBM, Seagate Technology, Quantum, Hitachi, Ltd. ("Hitachi"), Hewlett-Packard Company and Fujitsu Limited ("Fujitsu") currently produce thin film and, in some cases, MR heads for their own use. Seagate Technology also makes its disk head products available to other disk drive manufacturers. Other disk drive manufacturers could develop or acquire the ability to produce thin film and MR heads in the future. The Company's ability to obtain new orders from customers depends on its ability to anticipate technological changes, develop products to meet individualized customer requirements and to achieve timely delivery of products that meet customer specifications at competitive prices. In addition, the disk drive industry is also intensely competitive and disk drive manufacturers may quickly lose market share as a result of the successful deployment of new technologies by their competitors or various other factors. In recent years, certain disk drive manufacturers have declared bankruptcy. A significant reduction in orders from or the loss of a major customer, which could occur for any of a variety of reasons, could have a material adverse effect on the Company's future operating results.



                                     Page 10 of 35


       FURTHER CONSOLIDATION OF THE DISK DRIVE INDUSTRY

                 The information technology industry is experiencing significant consolidation. In recent years, certain disk drive and systems companies have acquired or merged with magnetic disk head companies in an effort to produce magnetic disk heads for their own use. In fiscal 1994, Quantum, a major disk drive manufacturer, acquired Digital Equipment Corporation's ("DEC") inductive thin film head operations as well as a controlling interest in Rocky Mountain Magnetics, a joint venture between Storage Technology and DEC. Rocky Mountain Magnetics is primarily engaged in the development and production of MR disk heads. In addition, Seagate Technology, a major manufacturer of both disk drives and recording heads, and Conner, the Company's largest customer in fiscal 1995, recently merged. The Company anticipates that revenues from Conner will decline materially during fiscal 1996. Net sales attributable to Conner in fiscal 1994 and 1995 were $145.1 million and $119.6 million, respectively. The Company has so far been able to replace the Conner business with sales to other customers, principally Western Digital, and demand for the Company's products currently exceeds production capacity. There is no assurance, however, that overall demand for the Company's products will continue at present levels. There is no assurance that disk drive and systems companies will not continue to vertically integrate and acquire the ability to produce disk heads for their own use. Further consolidation of the disk drive industry may reduce the number of disk drive programs requiring the Company's products and may increase credit risks for the Company due to the concentration of its customers. As a result, there is no assurance that further vertical integration of disk drive and system companies and consolidation within the disk drive industry will not have a material adverse effect on the Company's future operating results. See "THE COMPANY."

       DEPENDENCE ON FOREIGN OPERATIONS

                 The Company conducts substantially all of its production, assembly and test operations in its facilities in Ireland, Korea, Malaysia and the People's Republic of China ("PRC"). In addition, the Company has contractual relationships with unaffiliated parties who conduct manufacturing and assembly operations for the Company in Malaysia and the PRC. The Company's operations in Korea have, from time to time in recent years, been affected by labor disruptions and slow downs. The Company's production facility in Malaysia is currently facing potential labor shortages as other disk drive and component manufacturers expand their production facilities in Malaysia. In addition to risks of labor disruption, civil unrest and political instability, the Company's foreign operations subject it to delays in obtaining governmental permits and approvals, currency exchange fluctuations, currency restrictions, trade restrictions and transportation problems. See "THE COMPANY."

       DEPENDENCE ON KEY PERSONNEL

                 The success of the Company's operations and development programs largely depends on a limited number of key technical and management personnel as well as on its continued ability to attract and retain skilled engineering and technical personnel. The Company does not maintain key man life insurance on the lives of key employees. Competition for qualified technical and engineering

                                     Page 11 of 35
       personnel is intense and the Company's future success will depend, in large part, on its ability to continue to attract, retain, train and motivate highly skilled and dedicated employees.


       INTELLECTUAL PROPERTY

                 The Company relies primarily on a combination of confidentiality agreements and internal procedures to protect its proprietary rights in its manufacturing processes, product designs and equipment. There is no assurance that the steps taken by the Company will be adequate to protect its proprietary rights or that the Company's competitors will not independently develop or patent technologies that are equivalent or superior to the Company's technology. In addition, certain employees of the Company are subject to the terms of confidentiality agreements with respect to proprietary information of their former employers. The failure of these employees to comply with the terms of their agreements could result in assertion of claims against the Company and such employees which, if successful, might restrict their role with the Company and could have a material adverse effect on the Company's future operating results. The Company does not believe that any of its employees is in violation of his or her prior employment agreements in the performance of his or her duties with the Company.

       ENVIRONMENTAL REGULATIONS AND WATER SUPPLY RESTRICTIONS

                 The Company uses certain hazardous chemicals in its manufacturing process and is subject to a variety of environmental and land use regulations relating to the use, storage, discharge and disposal of such chemicals and the conduct of its manufacturing operations. Such environmental and land use regulations could restrict the Company's ability to expand its present production facilities or establish additional facilities in other locations, or could require the Company to acquire costly equipment or to incur other significant expenses to comply with environmental regulations or to clean up prior discharges. The Company, which is subject to water use restrictions, uses a significant amount of water in its manu-facturing process. Although to date the Company has been able to obtain sufficient water supplies without significantly increased costs, stricter water use restrictions may be mandated and additional expenditures for water reclamation and conservation may be required. Any further restrictions on water use could require the Company to reduce production and materially adversely affect the Company's future operating results.

       MANAGEMENT OF GROWTH

                 The Company is experiencing growth and is planning significant internal expansion. In order to maintain and improve operating results, the Company's management will be required to manage this growth and the related expansion effectively. There is no assurance that the Company's expansion will remain on schedule or will improve operating results. As the Company continues to expand, it may become more difficult to manage geographically dispersed operations. The Company's failure to effectively manage growth could have a material adverse effect on its future operating results.

                                     Page 12 of 35

       SHAREHOLDER RIGHTS PLAN

                 The Company has adopted a shareholder rights plan designed to prevent takeovers not approved by the Board of Directors. This plan could adversely affect purchasers of the Shares in that it could discourage tender offers for the Company's Common Stock.

       VOLATILITY OF STOCK PRICE

                 The market price of the Company's Common Stock has been volatile, ranging in price from $2.50 to $19.25 per share over the past year. The trading price of the Company's Common Stock has fluctuated in response to quarter-to-quarter operating results, industry conditions, awards of orders to the Company or its competitors, new product or product development announcements by the Company or its competitors, general market and economic conditions and other events or factors. In addition, the volatility of the stock markets in recent years has caused wide fluctuations in trading prices of stocks of technology companies independent of their individual operating results. The market price of the Company's Common Stock at any given time may be adversely affected by factors independent of the Company's operating results.


                                     THE COMPANY
                                     -----------

                 The Company is one of the world's leading independent manufacturers of advanced magnetic recording heads for hard disk drives. The Company manufactures advanced inductive thin film and MR disk head products and assembles ferrite disk head products, in each case, primarily for supply to manufacturers of 3.5 inch hard disk drives. The Company's products compete on the basis of price, performance and availability. The Company's products are used in disk drives manufactured by, among others, IBM, Maxtor, Micropolis, NEC, Quantum, Seagate Technology and Western Digital.

                 The demand for disk drive units has grown significantly in recent years largely in response to the global proliferation of personal computers and the increasing demand for data storage capacity. Commencing with the Company's fiscal year 1995, a number of disk drive manufacturers, including those served by the Company, experienced shortages of key components, including recording heads, thereby increasing demand for the Company's products. Commencing with the Company's fiscal year 1995, this increasing demand, coupled with thin film production process improvements and greater production capacity, has resulted in a significant increase in the Company's thin film disk head unit shipments and has improved operating and financial performance.

                 The Company's product line is currently centered around thin film disk heads, the largest segment of the recording head industry. Thin film heads permit greater storage capacity per disk and provide higher transfer rates than ferrite disk heads. The Company continues to expand its thin film production capacity and further develop its


                                     Page 13 of 35


       thin film technology. The Company is also committing engineering and production resources to further its MR disk head capability, which it believes to be the next generation of recording head technology. MR disk heads offer still greater recording densities and other performance advantages demanded by the disk drive market.

                 The financial performance of manufacturers of magnetic recording heads is, because of the high fixed cost nature of their operations, particularly sensitive to the volume of unit sales and the pricing of those units as well as to production yields. The industry continues to experience rapid technological change and compressed product life cycles. New product development allows disk head manufacturers an opportunity to differentiate their products and gain market share. However, such development requires significant investment, including substantial capital expenditures. The resulting financial burdens make it imperative that disk head manufacturers maintain acceptable yields at each step in the manufacturing process. In addition, the compression of product life cycles necessitates the rapid development and deployment of new products and limits the period in which manufacturers may recoup their investment.

                 The Company experienced a decline in shipments in the third and fourth quarters of fiscal 1992 due primarily to the reduced demand by IBM for certain ferrite disk head products and the continuing decline in overall demand for minislider form factor thin film disk heads. The decline in net sales of ferrite disk head products continued through the first quarter of fiscal 1993. As a result, in 1992 the Company began to shift its business focus from ferrite assembly to the manufacture of the thin film microslider form factor. The decision to pursue the manufacture of the thin film microslider form factor required the Company to invest significant resources in developing and perfecting the wafer fabrication and other processes involved in thin film microslider form factor production.

                 During fiscal 1993 and fiscal 1994, market demand shifted to the thin film nanoslider form factor from the microslider form factor and from ferrite disk heads. The unexpectedly rapid market transition from minislider to microslider to nanoslider form factors impacted fiscal 1993 as the Company sustained significant losses and recorded a $49.6 million restructuring charge in the fourth quarter to consolidate manufacturing resources and write-down production assets (primarily related to ferrite and thin film microslider production) to their estimated net realizable values. In fiscal 1994, the Company continued to incur operating and financial difficulties as it struggled with its thin film nanoslider form factor manufacturing process which impacted the Company's ability to expand production capacity to achieve desired levels of volume shipments in response to strong market demand.


                 In August 1994, in an effort to reverse this situation, the Company engaged a consulting firm to provide it with crisis management assistance. Mr. Craig D. Crisman, then a member of the consulting firm, was appointed the Company's Chief Executive Officer. Under his direction, the Company has significantly improved its yields in thin


                                     Page 14 of 35


       film disk head production, implemented a number of cost reduction programs, instituted aggressive cash management practices, consolidated its manufacturing activities and divested itself of certain non-core assets. These measures have significantly improved the Company's cash and working capital positions. The Company and Mr. Crisman entered into a five-year employment agreement in August 1995 and on November 3, 1995, Mr. Crisman was elected Chairman.

                 In an effort to capitalize on these improvements and to add to its existing market share, the Company intends to increase its thin film and MR disk head capacity. To achieve this goal, the Company currently plans approximately $125 million of capital expenditures, including those financed by operating leases, in fiscal 1996, primarily to improve inductive thin film production processes and increase thin film and MR production volumes.

       DISK DRIVE INDUSTRY

                 Demand for the Company's products is driven first by demand for disk drive units. Demand for more and faster disk drives is in turn driven by demand for such products as personal computers ("PCs"), network servers, disk arrays, workstation drives, mainframes and internet servers and for memory intensive services such as video voicemail and multimedia services. There are a limited number of suppliers of disk drives, of which the largest include Fujitsu, Hewlett-Packard Company, Hitachi, IBM, Iomega Corporation, Maxtor, Micropolis, NEC, Quantum, Samsung, Seagate Technology, Toshiba and Western Digital. Some systems companies that manufacture disk drives are vertically integrated and produce magnetic recording heads for their own use. The Company focuses its marketing efforts on those manufacturers with large volume disk drive programs. For any given program, the Company may be one of several suppliers of disk heads. The Company believes that certain disk drive companies that are vertically integrated will continue to rely on outside suppliers, such as the Company, as second and third sources of supply. See "RISK FACTORS -- Further Consolidation of the Disk Drive Industry."

       PRODUCTS

                 The Company manufactures or assembles disk heads for supply to manufacturers of hard disk drives, which are the predominant high capacity data storage devices used in all classes of computers. Hard disk drives typically include one to ten disks onto and from which data is recorded and retrieved by two to 20 recording heads. These heads are positioned by an actuator assembly to "fly" within three one-millionths of an inch, or less, of the surface of the disk. The head, consisting of a slider attached to a suspension assembly, is generally referred to as a "head gimbal assembly" or HGA. Multiple HGAs, assembled together with other components, comprise a "head stack assembly," or HSA. The Company supplies both HGAs and HSAs to disk drive manufacturers.

                 The Company's thin film products are produced in volume predominantly for 3.5 inch disk drives to achieve information densities of up to 500 megabits of data per square inch of disk


                                     Page 15 of 35


       surface. The Company is actively seeking to become qualified for the production of higher capacity, low profile 3.5 inch disk drives for use in next generation PCs and workstations. These drives will have recording densities of up to 850 megabits per square inch.

                 Development and commercialization of MR disk head technology continues to be a major focus of the Company. MR drives are expected to have densities of more than 1,000 megabits per square inch. The Company currently assembles MR HSAs in Ireland with HGAs provided by another manufacturer. The Company is currently in production of MR disk heads and continues development efforts to increase production capabilities.

                 The Company has also made important progress in the design and production of new advanced thin film disk heads, including higher efficiency products that increase the output signal for a given number of coil turns. Additional advances have been made in developing "track trimming" processes, which produce core elements that are both narrower and of more equal dimensions, allowing the head to write narrower and more densely packed tracks of data onto the disk surface.

                 Advances have already been made in the Company's efforts to develop and offer thin film and MR disk heads with fully etched air bearing surfaces and other negative pressure air bearing surfaces. These designs and processes will improve production yields and permit heads to fly at lower, more uniform heights or in light contact with the disk, thus contributing to higher storage densities and improving the reliability of the disk head. In addition, the Company has reduced the size of its recording heads from the "microslider" to the "nanoslider" format and is working on a further reduction to the "picoslider" format. Smaller heads allow greater recording densities and higher throughput in certain manufacturing operations.

       TECHNOLOGY

                 FERRITE DISK HEADS. The Company does not manufacture ferrite disk sliders, but rather buys ferrite sliders for assembly into HGAs and HSAs. These heads represent older technology and generally deliver a lower level of performance compared to thin film or MR heads. However, recent advances in ferrite technology have extended the useful life of ferrite heads for incorporation in more price-competitive, lower capacity disk drives.

                 Ferrite HGAs are produced by first manufacturing a magnetic "core," which is then bonded into a slider "body" to form the ferrite slider. This is followed by precision winding a wire coil around the core and attaching the slider to a suspension assembly to form an HGA.

                 THIN FILM DISK HEADS. Thin film disk heads are produced with manufacturing processes adapted from semiconductor manufacturing. First, ceramic substrates are cut into wafers. Thin films of highly permeable magnetic material are deposited on the wafer and electrical coils are electroplated on individual heads on the wafer in a pattern which is imprinted through photolithographic techniques. The wafers are then sliced into individual heads. This process permits


                                     Page 16 of 35


       significantly greater miniaturization and permits greater manu-facturing precision. As a result, thin film heads generally can be designed, developed and manufactured in volume and with greater precision than ferrite heads.

                 MR DISK HEADS. The Company is further developing its magnetoresistive film head technology, which is an advancement from the current thin film technology. The Company believes that MR disk heads represent the next important magnetic recording head technology. In contrast to thin film, which is typically designed to "read" and "write" data using a single inductive element, an MR disk head uses an inductive element to "write" data onto the disk and a separate magnetoresistive element to "read" data from the disk. MR employs magnetic materials that vary in electrical resistance when in a magnetic field. MR heads have the ability to read data at lower media velocities and narrower track widths than previous technologies, permitting their use in higher density and smaller disk drives. See "RISK FACTORS -- Rapid Technological Changes."

       MANUFACTURING

                 LOCATION AND VOLUME. The Company's manufacturing and assembly operations are located in California, Ireland, Korea, Malaysia and the PRC. During its fiscal year 1995, the Company supplied HGAs in volume for eight different disk drive products to three customers and supplied HSAs in volume for nine different disk drive products to two customers. Over the period, the Company sold on average 2.1 million HGAs per month (including HGAs incorporated into HSAs) and on average 150,000 HSAs per month. Approximately 71% of the Company's HGA shipments during this period were shipments of nanosliders for use in 3.5 inch disk drives.

                 WAFER/DISK HEAD FABRICATION -- THIN FILM AND MR PRODUCTS. The Company's two wafer fabrication facilities are located in Goleta, California and produce 150 millimeter (approximately six-inch) diameter round wafers. Approximately 8,400 individual (unyielded) nanoslider heads can be produced from one six-inch wafer. During fiscal 1995, the Company closed its three-inch wafer fabrication operation in favor of the higher efficiency six-inch production lines.

                 Completed wafers are sliced into row bars and after testing are shipped to Penang, Malaysia for further processing. There, row bars are converted into individual sliders in the Company's slider fabrication facility. This process involves high precision grinding and lapping as well as photolithography and ion milling technologies, which define the critical air bearing geometries permitting the head to fly within a few millionths of an inch, or less, of the disk surface.

                 ASSEMBLY. The Company assembles HGAs and HSAs outside of the United States. Principal sites are in Penang, Malaysia; Chung-Ju, South Korea; Dublin, Ireland; and Beijing, the PRC.

                 During fiscal 1995, due principally to growth and intense local competition for manufacturing and assembly personnel, the


                                     Page 17 of 35


       Company experienced a shortage of labor in both South Korea and Malaysia. In an effort to mitigate this competition for personnel, the Company has commenced a manufacturing operation in the PRC. This location was chosen due to the Company's previous experience with subcontractors in the PRC and the area's abundance of labor resources.

       MARKETING

                 As a result of the disk drive manufacturers' continuous development of higher capacity products, head suppliers such as the Company work closely with drive manufacturers to develop customized HGAs and HSAs for each new disk drive. The Company believes that the most effective means of marketing and selling magnetic recording disk heads is to establish close relationships with disk drive manufacturers at the engineering level, which permits technical collaboration and are intended to result in the Company's heads being "designed-in" for particular disk drives. Through its product planning and marketing efforts, the Company seeks to identify those disk drive programs whose volume and pricing parameters will allow the Company to most efficiently allocate its production resources.

                 The Company's magnetic recording disk heads are sold in the U.S. and foreign countries by its direct sales personnel and through subsidiaries in Singapore, Malaysia and Ireland. In addition, the Company has granted certain exclusive marketing rights in Japan to Hitachi Metals, Ltd.

       RESEARCH AND DEVELOPMENT

                 In an effort to add to its existing market share, the Company has and will continue to expend substantial amounts in connection with its research and development efforts. The Company's development efforts are devoted to commercialization of advanced inductive thin film head technology and MR disk head technology. Research and development expenditures were $32.6 million, $38.8 million and $33.7 million for fiscal years 1993, 1994 and 1995, respectively, before third party funding of $15.1 million in fiscal 1993 and $14.1 million in fiscal 1994.

       CAPITAL EXPENDITURES

                 The Company currently plans approximately $125 million of capital expenditures, including those financed by operating leases, in fiscal 1996, primarily to improve inductive thin film production processes and increase thin film and MR production volumes. The Company believes that the net proceeds of the Debt Offering (as defined below), together with existing cash balances, cash flow from operations, existing credit facilities, operating lease arrangements and the planned sales of certain real property assets, will be sufficient to fund its planned capital expenditures in fiscal 1996.







                                     Page 18 of 35


                              STOCK OPTIONS AND WARRANT
                              -------------------------

                 On August 1, 1994, the Company entered into an agreement (the "GG&G Agreement") with Grisanti, Galef & Goldress, Inc. ("GG&G") pursuant to which GG&G was retained by the Company to provide crisis management and turnaround services. Craig D. Crisman, Chairman of the Board and Chief Executive Officer of the Company, was the principal consultant assigned by GG&G to perform these services.

                 In December 1994, the Company granted an option to GG&G Equity Partners, a Nevada limited partnership comprised in part of members of GG&G ("GG&G Equity Partners"), to purchase 250,000 shares of Common Stock at the then market price of $4.125 per share as a success fee (the "GG&G options"). At approximately the same time, the GG&G options were distributed to the individual partners of GG&G Equity Partners.

                 The GG&G options are non-qualified options and are currently exercisable. The exercise price of the GG&G options is $4.125 per share, the fair market value of the Common Stock on the date of the approval of the grant of the GG&G options by the Company's Board of Directors. The GG&G options are not assignable and may be exercised only by the holder or, in the event of the holder's death, by a person who acquired the right to exercise by bequest or inheritance. The GG&G options grant the holders thereof certain registration rights which require the Company to register the shares of the Company's Common Stock issuable upon exercise of the GG&G options.

                 On May 27, 1992, the Company entered into an agreement (the "Needham Agreement") with Needham and Company, Inc. ("Needham"), pursuant to which, on August 18, 1993, the Company issued to Needham a warrant (the "Needham Warrant") to purchase up to 100,000 shares of the Company's Common Stock at a purchase price of $7.375 per share, subject to adjustment based on certain antidilution provisions contained therein. The Needham Warrant grants Needham certain registration rights which require the Company to register the shares of the Company's Common Stock issuable upon exercise of the Needham Warrant (the "Needham Shares").


                                   USE OF PROCEEDS
                                   ---------------

                 The Company will not receive any proceeds from the sale of Common Stock offered by the Selling Stockholders.


                                SELLING STOCKHOLDERS
                                --------------------

                 This Prospectus may be used in connection with the sale of certain shares of the Company's Common Stock by the Selling Stockholders. Such shares may be acquired by the Selling Stockholders on the exercise of (i) the GG&G options and (ii) the Needham Warrant,


                                     Page 19 of 35


       to purchase shares of the Company's Common Stock granted in connection with the engagement by the Company of GG&G and pursuant to the Needham Warrant, respectively. The following table provides information as to the shares of Common Stock owned beneficially by the Selling Stockholders as of June 7, 1996, the number of shares to be sold by the Selling Stockholders and the number of shares which will be owned by Selling Stockholders after the Offering.

                                           Number of
                                             Shares       Number
                                         Beneficially       of     Beneficial
                    Name and              Owned Prior     Shares    Ownership
                   Address of                  to         Being       After
              Selling Stockholder        Offering<F1>  Offered<F2>  Offering
              -------------------        ------------  -----------  --------
       Martin Batt-Keough MP                  5,357        5,357         0
         118 Cidar Lane
         McMurrey, Pennsylvania 15317

       Craig D. Crisman <F3>                119,643      119,643         0
       c/o Applied Magnetics Corporation
         75 Robin Hill Road
         Goleta, California 93117-3108

       Marvin A. Davis Inc. Defined           5,357        5,357         0
       Benefit Pension Fund
         80 Seville Chase
         Atlanta, Georgia 30328

       American Consolidated Resources,      42,858       42,858         0
       Inc. Retirement Trust <F4>
         39 Summerwind
         Irvine, California 92714

       The J. Goldress Revocable Trust       37,500       37,500         0
       <F5>
         P.O. Box 8506
         Incline Village, Nevada 89452

       Lynda Dawson                          12,500       12,500         0
         P.O. Box 5240
         Incline Village, Nevada 89450

       Lee N. Katz Profit Sharing Trust       5,357        5,357         0
         5435 Powers Overlook Court
         Atlanta, Georgia 30327











                                     Page 20 of 35


                                           Number of
                                             Shares       Number
                                         Beneficially       of     Beneficial
                    Name and              Owned Prior     Shares    Ownership
                   Address of                  to         Being       After
              Selling Stockholder        Offering<F1>  Offered<F2>  Offering
              -------------------        ------------  -----------  --------
       Carole O'Connor                        5,357        5,357         0
         P.O. Box 5717
         Incline Village, Nevada 89450

       Richard J. Puricelli                   5,357        5,357         0
         2750 Indian Mound Road S.
         Bloomfield Hills, Michigan
          48301

       Richard D. Saunders - IRA              5,357        5,357         0
         836 Woodbine Lane
         Northbrook, Illinois 60062

       W. Gary Suttle                         5,357        5,357         0
         3104 East Camelback Road
         Suite 511
         Phoenix, Arizona 85016

       Needham & Company, Inc.              100,000      100,000         0
         445 Park Avenue
         New York, New York 10022-4406

                      Total                              350,000

       [FN]
       <F1> Consists of shares subject to the GG&G options and the Needham
            Warrant, as applicable, and assumes the exercise in full of all of the GG&G options and the Needham Warrant.

       <F2> Assumes the sale of all shares purchased on the exercise of the
            GG&G options and the Needham Warrant.

       <F3> Craig D. Crisman is the Chairman of the Board, Chief Executive
            Officer and a director of the Company.

       <F4> Owned beneficially by Brian R. Stone, Acting Chief Financial
            Officer of the Company.

       <F5> Owned beneficially by Jerry E. Goldress, a director of the
            Company.










                                     Page 21 of 35


                            DESCRIPTION OF CAPITAL STOCK
                            ----------------------------

       PREFERRED STOCK

                 The Company has authorized a class of Preferred Stock consisting of 5,000,000 shares, $.10 par value. The Board of Directors of the Company has authority, without any further action by the holders of Common Stock, to divide the Preferred Stock into series, to fix the number of shares comprising any series and to fix or alter the voting powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions, including dividend rights, dividend rates, conversion rights, rights and terms of redemption, rights upon dissolution or liquidation and sinking fund provisions, of any wholly unissued series of Preferred Stock.

       COMMON STOCK

                 The authorized Common Stock of the Company consists of 40,000,000 shares, $.10 par value. Holders of Common Stock have one vote for each share held, are not entitled to cumulate their votes for the election of directors and do not have preemptive rights. The shares are not subject to redemption. Subject to the terms of any shares of Preferred Stock which may be issued, holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors out of funds legally available therefor and are entitled to participate equally in the assets of the Company available for distribution in the event of liquidation or dissolution. The Company is subject to certain dividend restrictions under a loan agreement.

       RIGHTS PLAN

                 In October 1988, the Board of Directors declared a dividend of one Right for each outstanding share of Common Stock of the Company to stockholders of record on November 4, 1988. Each Right entitles the holder to buy the economic equivalent of one share of Common Stock in the form of one one-hundredth of a share of a newly created series of participating preferred stock of the Company at an exercise price of $75.00 per share. The Rights are exercisable only if a person or group acquires 20% or more of the voting power of the Company (an "Acquiring Person") or announces a tender or exchange offer which would result in a person or group becoming an Acquiring Person, in either case, without the prior consent of the Company.

                 If any person or group becomes the beneficial owner of 20% or more of the voting power of the Company (other than as a result of a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the members of the Board of Directors who are not officers of the Company to be both adequate and otherwise in the best interests of the Company and its stockholders), then each Right (other than those owned by the Acquiring Person or related parties) will entitle its holder to purchase, at the Right's exercise price, shares of the Company's Common Stock or common stock equivalents having a market value of


                                     Page 22 of 35


       twice the Right's exercise price ("Flip-In Right"). The Flip-In Right will result in substantial dilution of an Acquiring Persons' voting and economic interest in the Company and a substantial economic benefit to the other stockholders of the Company.

                 In addition, after a person or group becomes an Acquiring Person, if the Company is involved in a merger or other business combination transaction with another person in which its common shares are changed or exchanged, or the Company sells 50% or more of its assets or earning power to another person, each Right (other than owned by the Acquiring Person or related parties) will entitle its holder to purchase, at the Right's exercise price, shares of Common Stock of such other person having a market value of twice the Right's exercise price.

                 The Company will be entitled to redeem the Rights at one cent per Right (i) at any time before a person or group becomes an Acquiring Person without prior approval, (ii) in connection with an acquisition of the Company not involving the Acquiring Person and in which all stockholders are treated alike or (iii) after the Flip-In Right is triggered and the exercise period has expired if and for as long as no person owns 20% of the Common Stock of the Company. The Rights expire at the earlier of (i) ten years after adoption of the Rights Plan, or (ii) consummation of a merger following a tender offer approved by the Board, in either case unless earlier redeemed by the Company.

                 The Exercise Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustments from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities or securities having the same or more favorable rights, privileges and preferences as the Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets or of subscription rights or warrants (other than those referred to above).

                 Stockholders of the Company may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock of the Company (or other consideration) or for common stock of the acquiring company as set forth above.

                                PLAN OF DISTRIBUTION
                                --------------------

                 The Company has been advised that the Selling Stockholders may sell the Shares from time to time in transactions on the New York Stock Exchange or in privately-negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices


                                     Page 23 of 35


       or at negotiated prices. The Selling Stockholders may effect transactions hereunder by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both.

                 The Selling Stockholders and any broker-dealers who act in connection with the sale of Shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

                   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                   ----------------------------------------------

                 On August 1, 1994, the Company entered into the GG&G Agreement. Craig D. Crisman, Chairman of the Board and Chief Executive Officer of the Company and a Selling Stockholder, was the principal consultant assigned by GG&G to perform the services under the GG&G Agreement. Under the terms of the GG&G Agreement, GG&G was paid a monthly fee of $70,000 plus expenses through May 1995. The monthly fee was reduced to $55,000 effective June 1995 for the services of Mr. Crisman and any other consultants assigned by GG&G to provide services to the Company. In July 1995, the Board concluded that the turnaround engagement of GG&G had been successfully completed, and the agreement with GG&G was then terminated. The Company paid a total of $140,000 and $680,000 in consulting fees to GG&G in fiscal 1994 and fiscal 1995, respectively. In addition, GG&G Equity Partners received options to purchase shares of the Company's Common Stock. See "STOCK OPTIONS AND WARRANT."

                 Following the termination of the GG&G Agreement on August 1, 1995, Mr. Crisman was hired by the Company as Chief Executive Officer. On November 3, 1995, he was elected Chairman of the Board. Pursuant to the GG&G Agreement, a recruiting fee of $131,250 was paid to GG&G upon the employment of Mr. Crisman.

                 Although the GG&G Agreement was terminated, the Company continues to engage the services of Brian R. Stone, a GG&G consultant and a Selling Stockholder, in his capacity as Acting Chief Financial Officer of the Company. The Company currently pays a monthly fee to GG&G in the amount of $20,000, plus expenses, in consideration of Mr. Stone's services. In addition, Mr. Stone also currently serves as Chief Executive Officer of Delta Bravo, Inc., a Delaware corporation ("DBI"). The fee which the Company currently pays to GG&G may increase as a result of Mr. Stone's services to DBI pursuant to certain developments between the Company and DBI as set forth under the heading "LEGAL PROCEEDINGS."






                                     Page 24 of 35


                                  LEGAL PROCEEDINGS
                                  -----------------

                 On or about March 11, 1993, the Company entered into a purchase agreement (the "Purchase Agreement") with DBI, providing for the purchase by DBI of all the outstanding capital stock of two subsidiaries of the Company, Magnetic Data, Inc., a Delaware corporation ("MDI") and Brum-Ko Magnetics Corporation, a Nebraska corporation ("Brum-Ko"), for an aggregate purchase price comprised of
       (i) $3,165,000 in cash, (ii) $24,450,000 in notes of DBI (the
       "Notes"), (iii) $11,252,613 of DBI preferred stock and (iv) the assumption of certain liabilities of the Company. The Notes are secured by, among other things, a guarantee of Stuart Millar ("Millar"), owner of at least 75% of the outstanding shares of DBI, which guarantee is secured, pursuant to a pledge agreement, by a pledge all of Millar's shares in DBI (the "Pledged Shares"). On
       July 17, 1995, Millar entered into an agreement with a third party whereby Millar agreed to sell 51% of the Common Stock of DBI. As a result of this action, the Company exercised its right under the pledge agreement to vote the Pledged Shares as proxy and attorney-in-fact for Millar. On August 25, 1995, the Company sought to elect a new board of directors of DBI by written consent pursuant to Delaware law. The Company then instituted a lawsuit in Delaware seeking judicial confirmation of the election of its nominees to the Board of DBI. On February 9, 1996, the Delaware Chancery Court entered its order declaring the Company's nominees to be the Board of Directors of DBI, effective August 25, 1995. Millar has indicated that he intends to appeal the Chancery Court ruling. On February 14, 1996, the Board of Directors of DBI, among other things, removed Millar as President and Chief Executive Officer of DBI and replaced him with Mr. Stone.
       As a result of Mr. Stone's additional duties to DBI as described above, the fees which the Company pays to GG&G may increase.

                 On November 3, 1995, Jerry E. Goldress, Chief Executive Officer and the majority shareholder of GG&G, was elected to the Board of Directors of the Company.


                                MATERIAL DEVELOPMENTS
                                ---------------------

                 On March 22, 1996, the Company consummated an offering of $115,000,000 principal amount of convertible, subordinated debentures with a maturity of ten years (the "Debt Offering"). Proceeds from the sale of such debentures were used to retire a $10.0 million line of credit which matured on March 29, 1996. Remaining net proceeds of the Debt Offering will be used for working capital and other general corporate purposes, including capital expenditures primarily for plant expansion and manufacturing and assembly equipment to increase the production of MR and advanced inductive thin film products.







                                     Page 25 of 35


                                    LEGAL MATTERS
                                    -------------

                 The validity of the shares of Common Stock has been passed upon for the Company by Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California.

                                       EXPERTS
                                       -------

                 The consolidated balance sheets of Applied Magnetics Corporation and Subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1995, and the related schedules, incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.





































                                     Page 26 of 35


       No dealer, salesperson or other
       person has been authorized to give
       any information or to make any
       representations other than those           APPLIED MAGNETICS
       contained in this Prospectus in               CORPORATION
       connection with the offer made by
       this Prospectus and, if given or
       made, such information or repre-
       sentations must not be relied upon
       as having been authorized by the           350,000 Shares of
       Company.  Neither the delivery of            Common Stock
       this Prospectus nor any sale made
       hereunder shall under any circum-
       stances create any implication that
       there has been no change in the affairs
       of the Company since the date hereof.
       This Prospectus does not constitute
       an offer or solicitation by anyone
       in any jurisdiction in which such
       offer or solicitation is not qualified
       to do so or to anyone to whom it
       is unlawful to make such solicitation.
                 ------------------------------
                       Table of Contents

       Available Information      . . . 5

       Information Incorporated by
       Reference                  . . . 5

       Prospectus Summary         . . . 6

       Risk Factors               . . . 7

       The Company                . . .13            Prospectus

       Stock Options and Warrant  . . .19

       Use of Proceeds            . . .19            June ___, 1996

       Selling Stockholders       . . .19

       Description of Capital
       Stock                      . . .22

       Plan of Distribution       . . .23

       Certain Relationships and
       Related Transactions       . . .24

       Legal Proceedings          . . .25

       Material Developments      . . .25

       Legal Matters              . . .26

       Experts                    . . .26


                                     Page 27 of 35

                                       PART II

                       INFORMATION NOT REQUIRED IN PROSPECTUS

       ITEM 14.  Other Expenses of Issuance and Distribution

            The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee and the listing fee.


       Securities and Exchange Commission
         registration fee                      $  1,863.15<F*>
       Listing fee                             $  3,000.00
       Printing and engraving expenses         $  2,000.00<F**>
       Accounting Fees and expenses            $ 10,000.00<F**>
       Legal fees and expenses                 $ 31,000.00<F**>
       Miscellaneous expenses                  $  1,000.00<F**>
                Total                          $ 48,863.15<F**>

       [FN]
       <F*>      Includes a registration fee of $340 previously paid with
                 respect to securities previously registered (Registration No. 33-59409) and carried forward in this Registration Statement.

       <F**>     Estimated

       ITEM 15.  Indemnification of Directors and Officers

       LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

                 The Company's Certificate of Incorporation contains a provision limiting the personal liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision is intended to eliminate the risk that a director might incur personal liability to the Company or its stockholders for breach of the duty of care. Such provision absolves directors of liability for negligence in the performance of their duties, including gross negligence. Directors remain liable for breaches of the duty of loyalty to the Company and its stockholders as well as for acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derived improper personal benefit. In addition, the Company's Certificate of Incorporation does not absolve directors of liability for unlawful dividends or stock repurchases or redemptions to which a negligence standard presently applies under the Delaware General Corporation Law (the "DGCL"). Also, there may be certain liabilities, such as those under the United States federal securities laws or other state or federal laws, which a court may hold are unaffected by the Certificate of Incorporation.

                                     Page 28 of 35
                 The Company's By-laws provide that each person who is or was a director, legal representative, officer or employee of the Company (or was serving at the request of the Company as a director, legal representative, officer or employee of another entity), will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL (as it may be amended to allow for broader indemnification rights) from any liability incurred as a result of such service. Among other things, the indemnification provisions provide indemnification for officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding. The Company's By-laws provide that the rights to indemnification and the payment of expenses conferred therein will not be exclusive of any other right that any person may have or acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise. The Company's By-laws also provide that the Company shall maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company against any liability asserted against such person and incurred by such person in any such capacity, whether or not the Company would have the power to indemnify such person against such liability under the DGCL. The Company maintains this insurance coverage for its officers and directors as well as insurance coverage to reimburse the Company for potential costs of its corporate indemnification of officers and directors.


       ITEM 16.  EXHIBITS

           4.1 Special Nonstatutory Option Agreement dated as of December 21, 1994 between registrant and GG&G Equity Partners (Incorporated by reference to Form S-3 Registration Statement filed May 17, 1995 (Registration No. 33-59409))<F*>

           4.2   Warrant issued on August 18, 1993 to Needham &
                 Company, Inc.<F*>

           5.1   Opinion of Sheppard, Mullin, Richter & Hampton LLP<F*>

          23.1   Consent of Arthur Andersen LLP

          23.2 Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)<F*>

          24.1 Power of Attorney of certain officers and directors (included on page S-1)<F*>


       [FN]
       <F*>      Previously filed.

                                     Page 29 of 35


       ITEM 17.  UNDERTAKINGS

            (a)  The undersigned Registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
            Statement:

                      (i)  To include any prospectus required by
            Section 10(a)(3) of the Securities Act;

                     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                      Provided, however, that paragraphs (a)(1)(i) and
            (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
       Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                     Page 30 of 35


            (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                     Page 31 of 35


                                     SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Goleta, State of California, on June 11, 1996.


       APPLIED MAGNETICS CORPORATION

       By /s/ Craig D. Crisman*
       -------------------------
       Craig D. Crisman
       Chairman of the Board and
       Chief Executive Officer





































                                            S-1


                                     Page 32 of 35



                 Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to its Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


       Signature                  Title                        Date
       ---------                  -----                        ----


       /s/ Craig D.Crisman*       Chairman of the Board,       June 11, 1996
       -----------------------    Chief Executive Officer
       Craig D. Crisman           and Director (Principal
                                  Executive Officer and
                                  Principal Financial
                                  Officer)


       /s/ Peter T. Altavilla     Corporate Controller         June 11, 1996
       -----------------------    (Principal Accounting
       Peter T. Altavilla         Officer)


       /s/ Harold R. Frank*       Chairman Emeritus and        June 11, 1996
       -----------------------    Director
       Harold R. Frank


       /s/ R. C. Mercure, Jr.*    Director                     June 11, 1996
       -----------------------
       R. C. Mercure, Jr.


       /s/Herbert M. Dwight, Jr.* Director                     June 11, 1996
       -----------------------
       Herbert M. Dwight, Jr.


       /s/ Jerry E. Goldress*     Director                     June 11, 1996
       -----------------------
       Jerry E. Goldress


       *By: /s/ Peter T. Altavilla
           --------------------------
           Peter T. Altavilla
           Attorney-in-Fact**


       ** By authority of Power of Attorney previously filed with this registration statement.


                                            S-2


                                     Page 33 of 35


                                       EXHIBIT INDEX


      Exhibits    Description                                  Page
      --------    -----------                                  ----

       4.1 Special Nonstatutory Option Agreement dated as of December 21, 1994 between registrant and GG&G Equity Partners (Incorporated by reference to Form S-3 Registration Statement filed May 17, 1995 (Registration
               No. 33-59409))<F*>

       4.2     Warrant issued on August 18, 1993 to
               Needham & Company, Inc.<F*>

       5.1     Opinion of Sheppard, Mullin, Richter &
               Hampton LLP<F*>

      23.1     Consent of Arthur Andersen LLP                   35

      23.2     Consent of Sheppard, Mullin, Richter &
               Hampton LLP (included in Exhibit 5.1)<F*>

      24.1 Power of Attorney of certain officers and directors (included on page S-1)<F*>


     [FN]
     <F*>      Previously filed.




























                                     Page 34 of 35


                                                                 Exhibit 23.1



                      CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

                 As independent public accountants, we hereby consent to the incorporation by reference in this registration statement (File
       No. 333-2369) of our reports dated December 12, 1995 included in Applied Magnetics Corporation's Form 10-K for the year ended September 30, 1995 and to all references to our Firm included in this registration statement.



                                                 /s/ ARTHUR ANDERSEN LLP

                                                 ARTHUR ANDERSEN LLP


       Los Angeles, California

       June 3, 1996


































                                     Page 35 of 35